Exhibit 99.1

Taomee Explains Failure to File Form 20-F on a Timely Basis

SHANGHAI, May 24, 2016 — Taomee Holdings Limited (“Taomee” or the “Company”) (NYSE: TAOM), one of the leading children’s entertainment and media companies in China, today announced that the Company has received a notice of failure to satisfy continued listing standards (the “Letter”) from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with certain of the NYSE’s continued listing standards as set forth in Section 802.01E of the Listed Company Manual (the “Listed Company Manual”) due to its failure to file its annual report on Form 20-F for the fiscal year ended December 31, 2015 (“Form 20-F”) on a timely basis. The Company has therefore become subject to the procedures and requirements in the Listed Company Manual, which allows the Company up to a six-month period from the filing due date to regain compliance, subject to ongoing oversight by the NYSE.

The Company entered into Agreement and Plan of Merger dated as of December 11, 2015 (the “Merger Agreement”), with Orient TM Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), and Orient TM Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (the “Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent. The consummation of the Merger is subject to certain customary closing conditions. If the Merger is completed, the Company will cease to be a publicly traded company and will instead become a privately-held company wholly owned by Parent, and the Company’s American depositary shares (the “ADSs”) will no longer be listed on any securities exchange or quotation system, including the NYSE. In addition, the Company intends to suspend its reporting obligations under the Securities and Exchange Act of 1934 (the “Exchange Act”) by filing a certification and notice on Form 15 with the SEC, and the Company’s reporting obligations under the Exchange Act will terminate once the deregistration becomes effective.

As set forth in the Company’s Form 12B-25 filed on April 29, 2016, the Company is currently seeking to cause the Merger to be effected as soon as possible, but a definitive closing date has not yet been fixed. Meanwhile, the Company is preparing its Form 20-F and would need additional time to complete the Form 20-F. The Company remains committed to completing its Form 20-F at the earliest possible time and will continue to actively update the NYSE on these matters. If the Merger is completed before the Company files the Form 20-F, the Company may request that it not file the Form 20-F for the reason set forth in the foregoing paragraph.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leading player in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games, and mobile applications, as well as through traditional media, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in mainland China, Hong Kong, and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

•                  Visit online virtual world communities at www.61.com

•                  Watch animations and films at http://v.61.com/

•                  Download mobile games and applications at http://m.61.com/

•                  Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s ability to complete the audit of its consolidated financial statements promptly, the Company’s ability to regain compliance with the NYSE’s continued listing standards, and the possibility that various closing conditions for the merger and going private transaction may not be satisfied or waived. Further information regarding these and other risks is included in Schedule 13E-3 transaction statement and the proxy statement filed by the Company, and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Angela Wang
Taomee Holdings Limited
+86-21-6128-0056 Ext 8651
ir@taomee.com